SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 23)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Michael A. Pucker, Esq.

Cathy A. Birkeland, Esq.

Alexa M. Berlin, Esq.

Latham & Watkins LLP

330 N. Wabash, Suite 2800

Chicago, Illinois 60611

(312) 876-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

(Continued on following pages)

(Page 1 of 12 Pages)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448579102	13D	Page 2 of 16 Pages

1.

 Names of Reporting Persons

 I.R.S. Identification Nos. of Above Persons (Entities Only)

 Horton Trust Company LLC, as manager of P19M2 Investors II, L.L.C. and as trustee of the trusts listed on Appendix A-1.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,490,886*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,490,886*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,490,886*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 6.4%*
14.	Type of Reporting Person OO

*

Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

CUSIP No. 448579102	13D	Page 3 of 16 Pages

All references to the number of shares outstanding are as of March 15, 2024, as reported in the Issuer’s Current Report on Form 8-K, filed March 15, 2024, as adjusted to account for 704,229 shares of Class B Common Stock that were repurchased by the Issuer from the reporting person on March 22, 2024. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 100,832,364 shares of Common Stock outstanding as of March 15, 2024, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 10.7% of the total voting power of the Common Stock as of March 15, 2024, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of March 15, 2024, as adjusted, which is comprised of 44,828,766 shares of Class A Common Stock and 56,003,598 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 4 of 16 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Pritzker Traubert Foundation
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0%*
14.	Type of Reporting Person OO

*

Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

CUSIP No. 448579102	13D	Page 5 of 16 Pages

All references to the number of shares outstanding are as of March 15, 2024, as reported in the Issuer’s Current Report on Form 8-K, filed March 15, 2024, as adjusted to account for 704,229 shares of Class B Common Stock that were repurchased by the Issuer from the reporting person on March 22, 2024. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 100,832,364 shares of Common Stock outstanding as of March 15, 2024, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 0% of the total voting power of the Common Stock as of March 15, 2024, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of March 15, 2024, as adjusted, which is comprised of 44,828,766 shares of Class A Common Stock and 56,003,598 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 6 of 16 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Penny Pritzker, individually
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 35,332*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 35,332*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,332*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%*
14.	Type of Reporting Person IN

*

Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), and shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

CUSIP No. 448579102	13D	Page 7 of 16 Pages

All references to the number of shares outstanding are as of March 15, 2024, as reported in the Issuer’s Current Report on Form 8-K, filed March 15, 2024, as adjusted to account for 704,229 shares of Class B Common Stock that were repurchased by the Issuer from the reporting person on March 22, 2024. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 100,832,364 shares of Common Stock outstanding as of March 15, 2024, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent less than 0.1% of the total voting power of the Common Stock as of March 15, 2024, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of March 15, 2024, as adjusted, which is comprised of 44,828,766 shares of Class A Common Stock and 56,003,598 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 8 of 16 Pages

EXPLANATORY NOTE: This Amendment No. 23 to Schedule 13D (this “Amendment No. 23”), which relates to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”), amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on August 26, 2010, (as amended to date, the “Schedule 13D”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is amended by deleting the first paragraph thereof and replacing such paragraph with the following:

(a)-(c) This Schedule 13D is being filed by Horton Trust Company LLC, an Illinois limited liability company, not individually, but as manager of P19M2 Investors II, L.L.C. and as trustee of the trusts listed on Appendix A-1 (the “U.S. Trustee”); Pritzker Traubert Foundation, an Illinois General Not-for-Profit Corporation (the “Foundation”) and Penny Pritzker, individually (collectively, the “Reporting Persons”).

Item 2 of the Schedule 13D is amended and supplemented by adding the following to the end of the second paragraph thereof:

The address of the principal business and principal office of the Foundation is 444 W. Lake Street, Suite 3400, Chicago, Illinois, 60606.

Item 2 of the Schedule 13D is amended and supplemented by adding the following to the end of the third paragraph thereof:

The Foundation is an Illinois general not-for-profit corporation.

Item 2 of the Schedule 13D is amended by deleting the fourth paragraph thereof and replacing such paragraph with the following:

The Reporting Persons have entered into a Joint Filing Agreement, dated as of March 25, 2024, a copy of which is attached as Exhibit 14 to this Amendment No. 23.

Item 2 of the Schedule 13D is amended and supplemented by deleting the sixth and seventh paragraphs thereof and replacing such paragraphs with the following:

(d) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule C to the Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule C to the Schedule 13D, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining the future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 448579102	13D	Page 9 of 16 Pages

Item 3. Source and Amount of Funds or Other Consideration

Item 5 of the Schedule 13D is amended and supplemented as follows:

On March 22, 2024, the U.S. Trustee, as trustee of certain trusts for the benefit of Penny Pritzker and certain of her lineal descendants, gifted a total of 704,229 shares of Class B Common Stock to the Foundation (the “Gift”). The Gift constitutes a “Permitted Transfer” as defined in the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the gifted shares of Class B Common Stock remain shares of Class B Common Stock following the Gift.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

The Gift was completed on March 22, 2024, as described in Item 3 of this Amendment No. 23.

On March 22, 2024, the Foundation entered into a Purchase and Sale Agreement (the “March 2024 Purchase and Sale Agreement”) with the Issuer, pursuant to which it sold an aggregate of 704,229 shares of Class B Common Stock at a price of $157.9662 per share, which represents the Volume Weighted Average Price for Class A Common Stock for the three (3) trading-day period ending March 21, 2024 as reported by Bloomberg, for an aggregate price of $111,244,379.06 (the “March 2024 Sale”). The March 2024 Sale is expected to close on or around March 25, 2024.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)-(b) As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of 14,650 shares of Class A Common Stock and 6,551,568 shares of Class A Common Stock issuable upon conversion of 6,551,568 shares of Class B Common Stock beneficially owned by the Reporting Persons. Based on the number of shares of Class B Common Stock outstanding as of March 15, 2024, as reported in the Issuer’s Current Report on Form 8-K, filed March 15, 2024, as adjusted to account for 704,229 shares of Class B Common Stock that were repurchased by the Issuer from the reporting person on March 22, 2024, the number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 11.6% of the total number of shares of Class B Common Stock outstanding. Based on the number of shares of Common Stock outstanding as of March 15, 2024, as adjusted, the number of shares of Common Stock beneficially owned by the Reporting Persons represents 6.5% of the total number of shares of Common Stock outstanding and 10.8% of the total voting power of the shares of Common Stock outstanding, voting as a single class, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 10 of 16 Pages

Schedule A attached to this Amendment No. 23 amends and restates, in its entirety, Schedule A attached to the Schedule 13D. Schedule A attached to this Amendment No. 23 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person.

P19M2 Investors II, L.L.C. is a manager-managed limited liability company formed for the purpose of acquiring shares of the Issuer’s Common Stock. It directly holds 273,776 shares of Class B Common Stock and has no voting or dispositive power with regard to the shares. P19M2 Investors II, L.L.C. is managed by Horton Trust Company LLC and is wholly owned by one or more of the trusts listed on Appendix A-1.

Based solely on the information contained in the Issuer’s Current Report on Form 8-K, filed on March 15, 2024, a Separately Filing Group Member entered into a purchase and sale agreement with the Issuer on March 13, 2024, pursuant to which the Issuer agreed to repurchase an aggregate of 1,283,000 shares of Class B Common stock from the Separately Filing Group Member for $155.9593 per share. The transaction closed on March 15, 2024.

Based solely on the information contained in the Schedule 13Ds, as amended, filed by the Separately Filing Group Members, as of the date hereof, the Pritzker Family Group in the aggregate may be deemed to be the beneficial owners of 603,343 shares of currently issued Class A Common Stock and 53,733,203 shares of Class A Common Stock issuable upon conversion of 53,733,203 shares of Class B Common Stock beneficially owned by the Pritzker Family Group. The number of shares of Class A Common Stock beneficially owned by the Pritzker Family Group and currently issued represents 1.4% of the total number of shares of Class A Common Stock outstanding, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Pritzker Family Group represents 96.0% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Pritzker Family Group represents 53.9% of the total number of shares of Common Stock outstanding and 88.9% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 11 of 16 Pages

Schedule B attached to this Amendment No. 23 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 23 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Persons and each Separately Filing Group Member. All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

On March 22, 2024, the Foundation entered into the March 2024 Purchase and Sale Agreement with the Issuer, pursuant to which it sold an aggregate of 704,229 shares of Class B Common Stock at a price of $157.9662 per share, which represents the Volume Weighted Average Price for Class A Common Stock for the three (3) trading-day period ending March 21, 2024 as reported by Bloomberg, for an aggregate price of $111,244,379.06. The March 2024 Purchase and Sale Agreement contains customary representations and warranties of the parties relating to the ownership of the shares of Class B Common Stock being transferred and the ability of the parties to consummate the transaction. The foregoing description of the March 2024 Purchase and Sale Agreement is qualified in its entirety by reference to the text of Exhibit 15 hereto, which is incorporated by reference herein.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 14	Joint Filing Agreement, dated as of March 25, 2024, by and among Horton Trust Company LLC, not individually, Horton Trust Company LLC, not individually, but as manager of P19M2 Investors II, L.L.C. and as trustee of the trusts listed on Schedule 1 thereto, Pritzker Traubert Foundation, and Penny Pritzker, pursuant to Rule 13D-1(k) of the Securities Exchange Act of 1934, as amended.

Exhibit 15	Purchase and Sale Agreement, dated as of March 22, 2024, between Hyatt Hotels Corporation and Pritzker Traubert Foundation

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2024

Horton Trust Company LLC, as manager of P19M2 Investors II, L.L.C. and as trustee of the trusts listed on Appendix A-1.

By:	/s/ Ronald Wray
Name: Ronald Wray
Title: President

Pritzker Traubert Foundation

By:	/s/ Ronald Wray
Name: Ronald Wray
Title: Vice President

/s/ Penny Pritzker
Penny Pritzker, individually

[Signature Page to Amendment No. 23 to Schedule 13D]

CUSIP No. 448579102	13D	Page 13 of 16 Pages

Appendix A-1

Trust Name	Jurisd. of Org.
A.N.P. Trust #31	Illinois
A.N.P. Trust #34-Penny	Illinois
A.N.P. Trust #36-Penny	Illinois
A.N.P. Trust #37	Illinois
A.N.P. Trust #40-Penny	Illinois
A.N.P. Trust #42-Penny	Illinois
DGC 2018 Trust	N/A
Donald Pritzker Traubert GST Trust	Illinois
Rose Pritzker Traubert GST Trust	Illinois
P.G. Penny Trust	Illinois
RAGC 2018 Trust	Illinois
F.L.P. Trust #19	Illinois

CUSIP No. 448579102	13D	Page 14 of 16 Pages

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
Horton Trust Company LLC, as manager of P19M2 Investors II, L.L.C. and as trustee of the trusts listed on Appendix A-1.	—	—	6,490,886	11.6%	6.4%	10.7%
Penny Pritzker, individually	14,650	*	20,682	*	*	*

*	Less than 1% beneficial ownership

[1]

All references to the number of shares outstanding are as of March 15, 2024, as reported in the Issuer’s Current Report on Form 8-K, filed March 15, 2024, as adjusted to account for 704,229 shares of Class B Common Stock that were repurchased by the Issuer from the reporting person on March 22, 2024.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,828,766 shares of Class A Common Stock outstanding as of March 15, 2024, as adjusted, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]

The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 56,003,598 shares of Class B Common Stock outstanding as of March 15, 2024, as adjusted, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,828,766 shares of Class A Common Stock and 56,003,598 shares of Class B Common Stock outstanding as of March 15, 2024, as adjusted.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of March 15, 2024, as adjusted, which is comprised of 44,828,766 shares of Class A Common Stock and 56,003,598 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 15 of 16 Pages

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
CIBC Trust Company (Bahamas) Limited in its capacity as trustee and Other Reporting Persons[6]	—	—	673,350	1.2%	*	1.1%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[7]	588,693	1.3%	22,520,767	40.2%	22.9%	37.3%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[8]	—	—	70,000	*	*	*
Trustees of the Jennifer N. Pritzker Family Trusts and Other Reporting Persons[9]	—	—	1,964,376	3.5%	1.9%	3.2%
Trustees of the Linda Pritzker Family Trusts[10]	—	—	—	—	—	—
Trustees of the Karen L. Pritzker Family Trusts[11]	—	—	4,436,584	7.9%	4.4%	7.3%
Trustee of the Penny Pritzker Family Trusts and Other Reporting Persons[12]	14,650	*	6,551,568	11.6%	6.5%	10.8%
Trustees of the Daniel F. Pritzker Family Trusts and Other Reporting Persons[13]	—	—	1,922	*	*	*
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[14]	—	—	17,554,636	31.3%	17.4%	29.0%
Pritzker Family Group Totals	603,343	1.4%	53,733,203	96.0%	53.9%	88.9%

*	Less than 1% beneficial ownership

[1]

All references to the number of shares outstanding are as of March 15, 2024, as reported in the Issuer’s Current Report on Form 8-K, filed March 15, 2024, as adjusted to account for 704,229 shares of Class B Common Stock that were repurchased by the Issuer from the reporting person on March 22, 2024.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,828,766 shares of Class A Common Stock outstanding as of March 15, 2024, as adjusted, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]

The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 56,003,598 shares of Class B Common Stock outstanding as of March 15, 2024, as adjusted, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,828,766 shares of Class A Common Stock and 56,003,598 shares of Class B Common Stock outstanding as of March 15, 2024, as adjusted.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of March 15, 2024, as adjusted, which is comprised of 44,828,766 shares of Class A Common Stock and 56,003,598 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[7]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds 244,648 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $52.65, 212,967 SARs that are currently exercisable at an exercise price of $80.02, 292,226 SARS that are currently exercisable at an exercise price of $71.67, 563,063 SARs that are currently exercisable at an exercise price of $48.66, 130,752 SARS that are currently exercisable at an exercise price of $80.46, 72,924 SARs that are currently exercisable at an exercise price of $95.06 and 30,902 SARs that are currently exercisable at an exercise price of $111.71. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of Class A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.

[8]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

Page 16 of 16 Pages

[9]

See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[10]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[11]

See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[12]

See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[13]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[14]

See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.